UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2019

Commission File Number: 000-29338

CORREVIO PHARMA CORP.
(Translation of registrant’s name into English)

1441 Creekside Drive, 6th Floor
Vancouver, BC V6J 4S7, CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark whether the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7): [   ]

Exhibit	Description

99.1	Notice of Annual Meeting of Shareholders

99.2	Management Information circular

99.3	Form of Proxy

99.4	Voting Instructions Form

99.5	NI Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2019

CORREVIO PHARMA CORP.
(Registrant)

By:	/s/ Justin Renz
Name:	Justin Renz
Title:	President and Chief Financial Officer